UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Nuvve Holding Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
67079Y209
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP NO. 67079Y209	13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS Brown Stone Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 67079Y209	13G	Page 3 of 6

1	NAMES OF REPORTING PERSONS Nima Montazeri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 67079Y209	13G	Page 4 of 6

ITEM 1(a). Name of Issuer:

The name of the issuer is Nuvve Holding Corp. (the “Company”).

ITEM 1(b). Address of Issuer’s Principal Executive Offices:

2488 Historic Decatur Road

Suite 200

San Diego, CA 92106

ITEM 2(a). Name of Report Person Filing:

This statement is being filed by Brown Stone Capital Limited and Nima Montazeri, the control person and President of Brown Stone Capital Limited (the “Reporting Persons”).

ITEM 2(b). Address of Principal Business Office or, if none, residence:

The address for the Reporting Persons is Rear No. 2 Glenthorne Road, London, United Kingdom, N11 3HT.

ITEM 2(c). Citizenship:

Brown Stone Capital Limited is organized under the laws of the United Kingdom. Nima Montazeri is a citizen of Canada and a permanent resident of the United States.

ITEM 2(d). Title of Class of Securities:

This statement relates to the Common Stock, par value $0.0001 per share, of the Company.

ITEM 2(e). CUSIP Number:

The CUSIP number of the class of securities is 67079Y209 (formerly 67079Y100).

ITEM 3. If This Statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP NO. 67079Y209	13G	Page 5 of 6

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. Ownership.

(a) Amount beneficially owned: No shares were held as of December 31, 2023.

(b) Percentage of class: 0%.

(c) Number of shares as to which the persons have:

(i) Sole power to vote or to direct the vote, 0 shares.

(ii) Shared power to vote or direct the vote, -0- shares.

(iii) Sole power to dispose or to direct the disposition of, 0 shares.

(iv) Shared power to dispose or to direct the disposition of, -0- shares.

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following ☒.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 67079Y209	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brown Stone Capital Limited

DATE: January 31, 2024	By:	/s/ Nima Montazeri
	Name:	Nima Montazeri
	Title:	President

Nima Montazeri

By:	/s/ Nima Montazeri

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement.